SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F          Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of March, 2003

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of February and Cumulative for 2 Month, 2003, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of January 2003 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity For
Selected Agricultural and Construction Equipment, During the
Month of January and Cumulative for 2 Months, 2003,
And Indicators of North American Dealer Inventory Levels for Selected
Agricultural Equipment at the End of January 2003 Relative to Industry
Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	February N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES:
MONTH OF FEB. 2003

Agricultural Tractors:
under 40 horsepower (2WD)	+ 0.3%	down low double digits

40 to 100 horsepower (2WD)	(17.3%)	down mid single digits, moderately better than the industry

over 100 horsepower (2WD)	+ 6.7%	up low single digits

4 wheel drive tractors	(3.8%)	down low double digits

Total tractors	(5.6%)	down high single digits

Combines	(34.8%)	down moderate double digits, slightly worse than the industry

Loader/backhoes	(23.5%)	down moderate double digits, moderately worse than the industry

Skid Steer Loaders	(6.0%)	down low double digits, moderately worse than the industry

Total Heavy
Construction Equipment	(11.6%)	up low single digits

RETAIL UNIT SALES:
2 MONTHS, 2003

Agricultural Tractors:
under 40 horsepower (2WD)	+ 1.4%	down low double digits

40 to 100 horsepower (2WD)	(11.4%)	down low double digits, in line with the industry

over 100 horsepower (2WD)	+ 3.6%	up mid single digits, slightly better than the industry

4 wheel drive tractors	(13.2%)	down moderate double digits, moderately worse than the industry

Total tractors	(3.5%)	down high single digits

Combines	(22.5%)	down moderate double digits, slightly worse than the industry

Loader/backhoes	(25.2%)	down moderate double digits, slightly worse than the industry

Skid Steer Loaders	(17.7%)	down moderate double digits, slightly worse than the industry

Total Heavy
Construction Equipment	(7.5%)	up high single digits

DEALER INVENTORIES:
END OF JANUARY 2003

Agricultural Tractors:
under 40 horsepower (2WD)	6.4 months supply	1 month less than the industry

40 to 100 horsepower (2WD)	5.3 months supply	in line with the industry

over 100 horsepower (2WD)	5.2 months supply	1 month less than the industry

4 wheel drive tractors	4.2 months supply	1 month less than the industry

Total tractors	5.9 months supply	1 month less than the industry

Combines	2.2 months supply	1/2 month higher than the industry

     Dated: March 14, 2003

Industry Trends

U.S. Ag Flash Reports

February 2003 Flash Report
U.S. Unit Retail Sales
(Report released March 11, 2003)

							January
							2003
	February	February		Y-T-D	Y-T-D		U.S. Field
Equipment	2003	2002	% Chg.	2003	2002	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	4,492	4,426	1.5	8,566	8,385	2.2	50,997

40 & Under 100 HP	2,730	3,260	-16.3	5,592	6,279	-10.9	24,068

100 HP & Over	1,060	1,022	3.7	1,981	2,004	-1.1	6,071

Total - 2 Wheel Drive	8,282	8,708	-4.9	16,139	16,668	-3.2	81,136

Total - 4 Wheel Drive	146	172	-15.1	334	386	-13.5	917

Total — Farm Wheel	8,428	8,880	-5.1	16,473	17,054	-3.4	82,053
Tractors

Combines	208	302	-31.1	386	485	-20.4	841
(Self-Propelled)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Mary Matimore at 312-321-1470.

Back To U.S. Ag Reports Home

Chicago Office 10 S. Riverside Plaza Suite 1220 Chicago, IL 60606-3710 Phone: 312-321-1470 Fax: 312-321-1480	© AEM 2003 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Milwaukee Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

February 2003 Flash Report Canada Unit Retail Sales
(Report released 3/12/2003)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

		February			February YTD			January

							2003	2002
							Canadian	Canadian
							(Field)	(Field)
Equipment	2003	2002	% Chg.	2003	2002	% Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive

Under 40 HP	177	229	-22.7	404	464	-12.9	3,051	2,483

40 & Under 100 HP	259	353	-26.6	615	728	-15.5	2,777	2,935

100 HP & Over	215	173	24.3	484	376	28.7	1,496	1,312

Total - 2 Wheel Drive	651	755	-13.8	1,503	1,568	-4.1	7,324	6,730

Total - 4 Wheel Drive	31	12	158.3	60	68	-11.8	208	96

Total Farm Wheel Tractors	682	767	-11.1	1,563	1,636	-4.5	7,532	6,826

Combines (Self-Propelled)	22	51	-56.9	56	85	-34.1	275	300

Chicago Office 10 S. Riverside Plaza Suite 1220 Chicago, IL 60606-3710 Phone: 312-321-1470 Fax: 312-321-1480	© AEM 2003 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Milwaukee Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/Roberto Miotto Roberto Miotto Senior Vice President, General Counsel, and Secretary

March 14, 2003